SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DIAMOND RESORTS INTERNATIONAL, INC.

(Name of Subject Company)

DIAMOND RESORTS INTERNATIONAL, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25272T 104

(CUSIP Number of Class of Securities)

Jared T. Finkelstein

Senior Vice President-General Counsel and Secretary

Diamond Resorts International, Inc.

10600 West Charleston

Boulevard, Las Vegas, Nevada

702-684-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Barbara L. Becker, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 101669

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Diamond Resorts Update

Team Members,

As you likely know, in February we announced that our Board of Directors was exploring strategic alternatives with the purpose of maximizing shareholder value. That review has been completed, and we are pleased to announce that we have entered into a merger agreement under which an affiliate of Apollo Global Management, LLC (“Apollo”) will acquire Diamond Resorts. The transaction is currently expected to close in the fourth quarter of 2016. The press release may be viewed here.

The transaction marks an important moment for Diamond Resorts and reflects our market leadership and the tremendous opportunity for growth we have ahead of us. Importantly, it is a testament to your hard work and commitment to this company. I want to personally thank you for that.

Throughout this process, you have continued to focus on providing exceptional customer service and incredible vacation experiences to our members, owners and guests. Again, thank you. As we enter our busiest vacation months and launch Vacations for Life® Summer Family Fun, it is imperative that we remain focused doing what we have always done - delivering unforgettable vacations.

You likely have some questions and concerns. We understand that and will make ourselves available to you. We are planning to hold a town hall call on June 29 at 12:30 p.m. PDT, and encourage all team members to attend this call as we will do our best to provide as much detail as we can at this time. In order to ensure you can easily access the call, organize with your teams and share conference space or use your mobile phone to dial into the call. If we have too many people calling from their corporate line, we may experience a high call volume and you will be not be able to enter the line.

Together we have built an amazing business and a true market leader. It is a privilege to work with you, and I look forward to the next chapter and the future of Diamond Resorts International®.

Sincerely,

David F. Palmer

President and Chief Executive Officer

Additional Information and Where to Find It

The tender offer for the outstanding shares of Diamond Resorts has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that

Apollo and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Apollo and its acquisition subsidiary will file tender offer materials on Schedule TO, and Diamond Resorts thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF THE DIAMOND RESORTS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE DIAMOND RESORTS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Diamond Resorts at no expense to them at the SEC’s web site at https://www.sec.gov/. Investors and securityholders may also access copies of the Solicitation/Recommendation Statement and other related documents (when available) that Diamond Resorts files with the SEC, at investors.diamondresorts.com.

Diamond Resorts International®, 10600 West Charleston Boulevard, Las Vegas, NV 89135 USA

©Copyright 2016 Diamond Resorts Holdings, LLC. All rights reserved. Any unauthorized duplication will constitute an infringement of copyright and will be a violation of applicable state, federal and international laws.